IVY DISTRIBUTORS, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

(In thousands)

Total stockholder's equity per balance sheet	$	33,272
Additions to capital – deferred tax adjustment		1,000
Total stockholder's equity for computation of net capital		34,272
Nonallowable assets:		
Receivables from affiliates		1,043
Fixed assets		4,050
Other assets		6,486
Total nonallowable assets		11,579
Haircuts on securities		1,526
Net capital		21,167
Computation of basic net capital requirement Rule 15c3-1		
Net capital requirement (the greater of $6^{2/3}$% of aggregate indebtedness or $25)		1,757
Excess of net capital over minimum net capital requirement	$	19,410
Aggregate indebtedness	$	26,361
Ratio aggregate indebtedness to net capital		1.25

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2017, FOCUS Part IIA filed on January 25, 2018.

See accompanying report of independent registered public accounting firm.